UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                               (Amendment No. 11)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         PLATINUM ENERGY RESOURCES INC.
                                (Name of Issuer)

                    COMMON STOCK, $.0001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    727659104
                                 (CUSIP Number)

                                 Syd Ghermezian
                           9440 West Sahara, Suite 240
                             Las Vegas, Nevada 89117
                                 (702) 430-5800

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                             Eliezer Helfgott, Esq.
                            Sills Cummis & Gross P.C.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                  June 25, 2008
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

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CUSIP NO 727659104                                                  Page 2 of 10
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Syd Ghermezian
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
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                           7        SOLE VOTING POWER

       NUMBER OF                    None
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
        OWNED BY
    REPORTING PERSON                8,686,100
          WITH             -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    None
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    8,686,100
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,686,100
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.8% (see Item 5 for an explanation)
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14       TYPE OF REPORTING PERSON

         IN
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                                       2

                                  SCHEDULE 13D
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CUSIP NO 727659104                                                  Page 3 of 10
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Braesridge Energy LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

       NUMBER OF                    None
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
        OWNED BY
    REPORTING PERSON                8,686,100
          WITH             -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    None
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    8,686,100
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,686,100
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.8% (see Item 5 for an explanation)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

         This Amendment No. 11 ("Amendment No. 11") to Schedule 13D, filed by Syd Ghermezian and Braesridge Energy LLC ("BEL") amends and supplements the statement on Schedule 13D, as previously amended and supplemented, with respect to the common stock, $.0001 par value per share (the "Common Stock") of Platinum Energy Resources Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not defined in this Amendment No. 10 have the meanings set forth in the
Schedule 13D. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported in the Schedule 13D and the amendments thereto.

Item 5. Interest in Securities of the Issuer

         (a) (ii) BEL is the record owner of 3,454,800 shares of Common Stock and 5,231,300 Warrants (which are immediately exercisable), representing approximately 31.8% of the outstanding Common Stock. The calculation of the foregoing percentage is on the basis of 22,070,762 shares of Common Stock outstanding as of June 25, 2008. Mr. Ghermezian, as the manager of BEL, in which capacity he has voting and/or investment power over the shares of Common Stock held by BEL, may be deemed to beneficially own the shares of Common Stock held by BEL.

         (c) (i) No trades were made by Mr. Ghermezian of shares of Common Stock of the Issuer since the last filing on Schedule 13D.

                  (ii) The following purchases of Warrants of the Issuer were effected by BEL on the open market pursuant to its 10b5-1 trading plan within the past 60 days:

              # Shares Purchased           Date            Price
              ------------------           ----            -----
              2,500                       4/29/08          $1.09
              2,500                       4/30/08          $1.05
              5,000                       5/08/08          $1.05
              5,000                       5/13/08          $1.01
              7,500                       5/19/08          $0.95
              2,500                       5/21/08          $0.92
              5,000                       5/27/08          $0.88
              15,000                      5/28/08          $0.90
              10,000                      5/29/08          $0.9375
              22,000                      5/30/08          $0.95
              10,000                      6/02/08          $0.95
              10,000                      6/06/08          $0.95
              20,000                      6/10/08          $0.8727
              19,000                      6/12/08          $0.9451
              25,000                      6/16/08          $0.97
              17,000                      6/17/08          $0.97
              10,000                      6/19/08          $0.96
              7,500                       6/20/08          $0.97
              5,000                       6/23/08          $0.95
              10,000                      6/26/08          $0.933

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following:

         On June 25, 2008, BEL entered into a Stock Purchase Agreement (the "Purchase Agreement"), to purchase 352,663 shares of Common Stock from Todd M. Yocham and 67,940 shares of Common Stock from Toben Scott (the aggregate 420,603 shares are referred to herein as the "Purchase Shares") at a purchase price of $6.00 per share or an aggregate purchase price of $2,523,618. Pursuant to the Purchase Agreement, Mr. Yocham and Mr. Scott will sell the Purchase Shares on the date of dissolution and winding up of the affairs of Tandem Energy Holdings, Inc., a Nevada corporation ("Tandem"), and the distribution of its assets (the "Distribution Date"). No actual sale or transfer of the Purchase Shares shall occur until the Distribution Date. Upon the Distribution Date, BEL will pay an aggregate of $829,923 in cash for the Purchase Shares and will issue promissory notes in the amounts of $1,420,113 and $273,582 to Mr. Yocham and Mr. Scott, respectively, such promissory notes to be secured by a pledge of the Purchased Stock. Mr. Yocham and Mr. Scott are Tandem shareholders and employees of the Issuer.

Item 7. Material to be Filed as Exhibits

         Item 7 of this Schedule 13D is hereby amended and supplemented by adding the following:

         1. Stock Purchase Agreement dated June 25, 2008 by and among BEL, Todd Yocham and Tobin Scott.

                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 26, 2008


                                                By: /s/ Syd Ghermezian
                                                    ------------------


                                                BRAESRIDGE ENERGY LLC

                                                By: /s/ Syd Ghermezian
                                                    ------------------
                                                Name: Syd Ghermezian
                                                Title: Manager

                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (this "Agreement") is entered into as of the 25th day of June, 2008, by and between Braesridge Energy LLC, a Delaware limited liability company ("Purchaser"), and each of the sellers listed on Exhibit A hereto (hereinafter referred to collectively as the "Sellers" and, individually, by each such Seller's last name as it appears on Exhibit A).

                              W I T N E S S E T H:

         WHEREAS, Platinum Energy Resources, Inc. (the "Company"), a Delaware corporation, has filed with the Securities and Exchange Commission a registration statement on Form S-1, as amended (the "Registration Statement"), relating to the distribution of shares of common stock, par value $0.0001 per share, of the Company by Tandem Energy Holdings, Inc., a Nevada corporation ("Tandem"), to the shareholders of Tandem as part of Tandem's dissolution and winding-up of its affairs and distribution of its assets pursuant to Nevada law;

         WHEREAS, each of the Sellers is a shareholder of Tandem and, upon the effective date of the Registration Statement and dissolution and winding up of the affairs of Tandem and distribution of its assets (such date of dissolution and winding up is referred to herein as the "Distribution Date"), will receive that number of shares of common stock of the Company as set forth opposite such Seller's name on Exhibit A hereto;

         WHEREAS, upon the Distribution Date, the Sellers will own collectively 841,205 shares of common stock of the Company, as set forth in Exhibit A;

         WHEREAS, on the Distribution Date, Sellers wish to sell to Purchaser and Purchaser wishes to purchase from the Sellers an aggregate of 420,603 shares of common stock of the Company (the "Purchase Shares"), as set forth in Exhibit A;

         WHEREAS, Purchaser is the beneficial owner of approximately 31% of the outstanding shares of common stock of the Company;

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

         SECTION 1. Sale of Shares: Purchase Price

         1.1 Subject to the terms and conditions contained herein, Sellers hereby agree to sell to Purchaser, and Purchaser hereby agrees to purchase from Sellers, on the Distribution Date, the Purchase Shares for the purchase price of $6.00 per share, or the aggregate purchase price of $2,523,618. For the sake of clarity, no actual sale or transfer of the Purchase Shares shall occur until the Distribution Date. Should the Distribution Date not occur by September 30, 2008, this Agreement shall be null and void and the rights and obligations of the parties hereunder shall terminate.

         1.2 On the Distribution Date, Sellers shall deliver to Purchaser certificates representing an aggregate of 420,603 shares of common stock of the Company, free and clear of any liens or other encumbrances of any kind, in the amounts shown on Exhibit A, and Purchaser shall deliver to each Seller: (1) by wire transfer in immediately available federal funds, to an account designated by each Seller, the amount of the cash portion of the purchase price for such Seller's Purchase Shares as set forth on Exhibit A; (2) a promissory note (each, a "Note," and collectively, the "Notes") in the principal amount set forth opposite such Seller's name as set forth on Exhibit A; (3) a Stock Pledge Agreement in substantially the form set forth in Exhibit B hereto (the "Stock Pledge Agreement"); and (4) stock certificates representing such Seller's Purchase Shares accompanied by separate stock powers with signature medallion guaranteed.

         1.3 The Notes, which shall bear interest at 7% per annum and be due and payable two years from the Distribution Date, shall contain such terms and conditions and be in the form set forth at Exhibit C hereto.

         SECTION 2. Ownership of Shares; Restrictions on Shares.

         2.1 Shares Owned Free and Clear. Each Seller hereby represents and warrants to Purchaser that, as of the Distribution Date, such Seller is the sole owner of that number of shares of common stock of the Company as set forth on Exhibit A hereto, free and clear of any and all liens and encumbrances of any kind, except those created by the Stock Pledge Agreement, and such Seller's Purchase Shares are not subject to any agreement or understanding relating to the ownership, voting, or transfer of such shares.

         2.2 Restrictive Legends. The certificates representing the Purchase Shares may contain restrictive legends to the effect that they are restricted securities and cannot be resold except according to state and federal law.

         SECTION 3. Representations of Purchaser

         In connection with the purchase of the Purchase Shares, Purchaser does hereby represent and warrant as follows:

                  (a) Investment Intent; Capacity to Protect Interests. Purchaser is acquiring the Purchase Shares solely for its own account for investment and not with a view to or for sale in connection with any distribution of the Purchase Shares or any portion thereof and not with any present intention of selling, offering to sell or otherwise disposing of or distributing the Purchase Shares or any portion thereof in any transaction other than a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

                  (b) Restricted Securities. Purchaser understands and acknowledges that the sale of the Purchase Shares to Purchaser has not been registered under the Securities Act; that the Purchase Shares must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available; and that, except as may be provided in any other agreement between the Company and Purchaser, the Company is under no obligation to register the Purchase Shares. Purchaser has no need for liquidity relating to investment in the Purchase Shares and is able to bear the economic risk of investment in the Purchase Shares for an indefinite period of time.

                  (c) Disposition under Rule 144. Purchaser understands that the Purchase Shares are restricted securities within the meaning of Rule 144 promulgated under the Securities Act and that such shares cannot be resold by Purchaser except pursuant to Rule 144 or another exemption under the Securities Act, or pursuant to a registration statement.

                  (d) Investor Sophistication. Purchaser has generally such knowledge and experience in business and financial matters and with respect to investments in securities so as to enable it to understand and evaluate the risks and benefits of investment in the Purchase Shares. As an affiliate of the Company, Purchaser has full access to all material information concerning the Company.

                  (e) Good Standing; Power; Due Authorization. Purchaser represents and warrants that (i) Purchaser is a limited liability company organized, validly existing and in good standing under the laws of the State of Delaware; (ii) Purchaser has the requisite power and authority to enter into the transactions contemplated hereby; (iii) this Agreement and the performance of Purchaser's obligations hereunder have been duly authorized by Purchaser and this Agreement has been duly executed and delivered by Purchaser and is a legal, valid and binding agreement of Purchaser enforceable against Purchaser in accordance with its terms, except to the extent that enforcement of this Agreement may be limited by any applicable bankruptcy, reorganization, moratorium or similar laws of general application and the availability of equitable remedies may be limited by principles of equity.

         SECTION 4. Successors and Assigns. Except as otherwise expressly provided herein, this Agreement shall bind and inure to the benefit of Purchaser and Sellers and their respective successors or heirs, distributees and personal representatives and assigns.

         SECTION 5. Entire Agreement. This Agreement contains the entire agreement among the parties with respect to the subject matter hereof and supersedes other prior and contemporaneous arrangements or understandings with respect thereto.

         SECTION 6. Changes. The terms and provisions of this Agreement may not be modified or amended, or any of the provisions hereof waived, temporarily or permanently, without the prior written consent of each of the parties hereto.

         SECTION 7. Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement and that execution may be delivered by facsimile.

         SECTION 8. Headings. The benefits of the various sections of this Agreement have been inserted for convenience of reference only and shall. not be deemed to be part of this Agreement.

         SECTION 9. Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

         SECTION 10. Governing Law. This Agreement shall be governed by the internal law of the State of Texas, without regard to the conflicts of law principles thereof.

                            [Signature page follows]

         IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the date and year first written above.

                                        Purchaser:


                                        BRAESRIDGE ENERGY LLC

                                        By: /s/ Syd Ghermezian
                                            ------------------------------------
                                            Syd Ghermezian
                                            Manager


                                        Sellers:

                                        /s/Todd M. Yocham
                                        ----------------------------------------
                                        Todd M. Yocham
                                        Address: 2312 Humble Ave.
                                                 Midland, Texas 79705

                                        /s/Toben Scott
                                        ----------------------------------------
                                        Toben Scott
                                        Address: 2911 Rebel Dr.
                                                 Midland, Texas 79705

                                    Exhibit A

                                 Platinum Shares                         Purchase Price
                                 ---------------                         --------------

Sellers                  Shares Owned*       Shares Sold         Cash Portion        Amount of Note
-------                  -------------       -----------         ------------        --------------
Todd M. Yocham               705,325             352,663          $  695,865          $1,420,113

Toben Scott                  135,880              67,940          $  134,058          $  273,582
                          ----------          ----------          ----------          ----------

          Total:             841,205             420,603          $  829,923          $1,693,695

----------
*Refers to shares of the Company owned as of the Distribution Date.

                                    Exhibit B

                             STOCK PLEDGE AGREEMENT

         THIS STOCK PLEDGE AGREEMENT (this "Pledge Agreement"), dated as of June ____, 2008, is made by and between Braesridge Energy LLC, a Delaware limited liability company ("Pledgor"), whose address is 9440 West Sahara, Suite 240, Las Vegas, Nevada 89117, and _____________________, an individual, whose address is _______________________, ("Pledgee").

                                   WITNESSETH:

         WHEREAS, pursuant to that certain Stock Purchase Agreement, dated as of June ___, 2008 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "Stock Purchase Agreement"), by and among ------------------------- Pledgor, Pledgee, and each of the other persons parties thereto, Pledgee has agreed to sell, assign, transfer and convey to Pledgor on the Distribution Date (as defined in the Stock Purchase Agreement), _______________ (______________) shares of common stock of Platinum Energy Resources, Inc. ("Issuer") in consideration of which Pledgor has agreed to pay to ------ Pledgee the aggregate sum of _________________________ Dollars ($____________________) (the "Purchase Price"); --------------

         WHEREAS, ____________________________ Dollars ($______________) of the
Purchase Price will be paid to Pledgee by Pledgor, in cash, on the Distribution Date, while the remaining balance of the Purchase Price will shall be payable to Pledgee by Pledgor according to the terms and conditions of that certain Promissory Note in the original principal amount of _____________ (the "Note"), dated as of the Distribution Date, by and between Pledgor as Maker and Pledgee as Payee;

         WHEREAS, in order to induce Pledgee to accept the Note as partial payment of the Purchase Price, Pledgor has agreed to grant a first priority security interest in such number of shares of common stock of the Issuer purchased by Pledgor pursuant to the Stock Purchase Agreement, which when valued at $6.00 per share equals the aggregate original principal amount of the Note, as more fully set forth on Schedule I hereto, to secure the prompt and complete payment and performance when due of the obligations under the Note (the "Pledged Stock");

         WHEREAS, this Pledge Agreement is being executed by Pledgor and delivered to Pledgee pursuant to the terms and conditions of the Stock Purchase Agreement;

         NOW, THEREFORE, in consideration of the premises and to induce Pledgee to enter into the Stock Purchase Agreement, Pledgor and Pledgee hereby agree, as follows:

         1. Defined Terms. Unless otherwise defined herein, terms which are defined in the Stock Purchase Agreement and used herein are so used as so defined, and the following terms shall have the following meanings:

         "Code" means the Uniform Commercial Code from time to time in effect in the State of Texas.

         "Collateral" means the Pledged Stock and all Proceeds from the Pledged Stock.

         "Event of Default" has the meaning given to such term in the Note.

         "Issuer" has the meaning given to such term in the first recital of this Pledge Agreement.

         "Laws" means all applicable statutes, laws, ordinances, rules, rulings, interpretations, regulations, judgments, requirements, governmental authorizations (including licenses, permits, franchises and other governmental consents necessary for the ownership or operation of Property), orders, writs, injunctions or decrees (or interpretations of any of the foregoing) of any political subdivision, state, commonwealth, nation, country, territory, possession, county, parish, municipality or Tribunal.

         "Lien" means any lien, charge, claim, restriction, mortgage, mechanic's lien, materialmen's lien, pledge, hypothecation, inchoate lien, assignment, deposit arrangement, conditional sale or other title retention agreement, financing lease, security interest, security agreement or other encumbrance, whether arising by contract or under Law, and includes reservations, exceptions, encroachments, easements, rights-of-way, covenants, conditions, leases and other title exceptions and the filing of any financing statement under the Code or comparable Law of any jurisdiction.

         "Note" has the meaning given to such term in the second recital of this Pledge Agreement.

         "Obligations" means all debts, liabilities and obligations of Pledgor pursuant to and evidenced by the Note.

         "Person" means any individual, sole proprietorship, firm, corporation, trust, association, institution, partnership, joint venture, limited liability company, Tribunal or other entity.

         "Pledge Agreement" means this Stock Pledge Agreement, as amended, restated, supplemented or otherwise modified from time to time.

         "Pledged Stock" has the meaning given to such term in the third recital of this Pledge Agreement.

         "Pledgee" has the meaning given to such term in the preamble of this Pledge Agreement.

         "Pledgor" has the meaning given to such term in the preamble of this Pledge Agreement.

         "Proceeds" means all "proceeds" as such term is defined in Section 9.102(a) of the Code and, in any event, shall include, without limitation, all dividends or other income from the Pledged Stock, and collections thereon or distributions with respect thereto.

         "Property" means any interest in any kind of property or asset, whether real, personal or mixed, tangible or intangible.

         "Purchase Price" has the meaning given to such term in the first recital of this Pledge Agreement.

         "Stock Purchase Agreement" has the meaning given to such term in the first recital of this Pledge Agreement.

         "Tribunal" means any court, governmental department or authority, commission, board, bureau, agency, arbitrator or instrumentality of any state, political subdivision, commonwealth, nation, territory, county, parish or municipality, whether now or hereafter existing, having jurisdiction over Pledgor, Pledgee or any of their respective Property.

         2. Pledge; Grant of Security Interest. Pledgor hereby delivers to Pledgee all the Pledged Stock and hereby grants to Pledgee a first and prior security interest and Lien in the Collateral, as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Obligations. Nothing in this Pledge Agreement shall be, or be deemed to constitute, an assumption by Pledgee of any liability or Obligation of Pledgor with respect to any of the Collateral.

         3. Stock Powers. Concurrently with the delivery to Pledgee of each certificate representing one or more shares of Pledged Stock, Pledgor shall deliver to Pledgee an undated stock power covering such certificate, duly executed in blank by Pledgor with signature medallion guaranteed. Such stock power shall be in form and substance acceptable to Pledgee. To the extent such stock certificate or certificates represent a number of shares greater than the Pledged Stock (the difference between the number of shares represented by such stock certificate and the Pledged Stock is referred to herein as the "excess shares"), the stock power with signature medallion guaranteed to be delivered by Pledgor to Pledgee shall cover the Pledged Stock only. The Pledgee shall not have any security interest or other rights, claim or Lien in any excess shares and, upon request from Pledgor, agrees to return the stock certificate to the Issuer's transfer agent and execute any and all documents or instruments necessary to split the denomination of the stock certificate into the number of shares representing the Pledged Stock and the excess shares. Upon such redenomination, Pledgor agrees to instruct the Issuer's transfer agent to return the stock certificate representing the Pledged Stock to Pledgee.

         4. Representations and Warranties. Pledgor represents and warrants that:

         (a) Following the purchase of the Pledged Stock pursuant to the Stock Purchase Agreement, Pledgor will be the record and beneficial owner of, and will have good and marketable title to, the Pledged Stock listed on Schedule I, free of any and all Liens or options in favor of, or claims of, any other Person, except Liens created by this Pledge Agreement;

         (b) upon delivery to Pledgee of the stock certificates evidencing the Pledged Stock, the Lien granted pursuant to this Pledge Agreement will constitute a valid first priority Lien on the Collateral;

         (c) with respect to the Pledged Stock, Pledgor has obtained from the Issuer and has delivered to Pledgee an Acknowledgment and Consent, in form and substance substantially identical to that attached hereto as Annex I, executed by the Issuer; and

         (d) no consent or authorization of, filing with or other act by or in respect of any Person is required in connection with the execution, delivery or validity of this Pledge Agreement.

         5. Covenants. Pledgor covenants and agrees with Pledgee that, from and after the date of this Pledge Agreement until the Obligations are paid in full:

         (a) If Pledgor shall, as a result of its ownership of the Pledged Stock, become entitled to receive or shall receive any stock certificate (including, without limitation, any certificate representing a stock dividend or a distribution in connection with any reclassification, increase or reduction of capital or any certificate issued in connection with any reorganization), option or rights, whether in addition to, in substitution of, as a conversion of, or in exchange for any shares of the Pledged Stock, or otherwise in respect thereof, Pledgor shall accept the same as the agent of Pledgee, hold the same in trust for Pledgee, and deliver the same forthwith to Pledgee in the exact form received, duly indorsed by Pledgor to Pledgee, if required, together with an undated stock power covering such certificate duly executed in blank by Pledgor and with, if Pledgee so requests, signature guaranteed, to be held by Pledgee, subject to the terms hereof, as additional collateral security for the Obligations. Any sums paid upon or in respect of the Pledged Stock upon the liquidation or winding up of the Issuer shall be paid over to Pledgee to be held by it hereunder as additional collateral security for the Obligations, and in case any distribution of capital shall be made on or in respect of the Pledged Stock or any property shall be distributed upon or with respect to the Pledged Stock pursuant to the recapitalization or reclassification of the capital of the Issuer, or pursuant to the reorganization thereof, the property so distributed shall be delivered to Pledgee to be held by it hereunder as additional collateral security for the Obligations. If any sums of money or property so paid or distributed in respect of the Pledged Stock shall be received by Pledgor, Pledgor shall, until such money or property is paid or delivered to Pledgee, hold such money or property in trust for Pledgee, segregated from other funds of Pledgor, as additional collateral security for the Obligations.

         (b) Without the prior written consent of Pledgee, Pledgor will not (i) sell, assign, transfer, exchange, or otherwise dispose of, or grant any option with respect to, the Collateral, or (ii) create, incur or permit to exist any Lien or option in favor of, or any claim of any Person with respect to, any of the Collateral, or any interest therein, except for the Lien provided for by this Pledge Agreement. Pledgor will defend the right, title and interest of Pledgee in and to the Collateral against the claims and demands of all Persons whomsoever.

         (c) At any time and from time to time, upon the written request of Pledgee, and at the sole expense of Pledgor, Pledgor will promptly and duly execute and deliver such further instruments and documents and take such further actions as Pledgee may reasonably request for the purposes of obtaining or preserving the full benefits of this Pledge Agreement and of the rights and powers herein granted. If any amount payable under or in connection with any of the Collateral shall be or become evidenced by any promissory note, other instrument or chattel paper, such note, instrument or chattel paper shall be immediately delivered to Pledgee, duly endorsed in a manner satisfactory to Pledgee, to be held as Collateral pursuant to this Pledge Agreement.

         6. Cash Dividends; Voting Rights. Unless an Event of Default shall have occurred and be continuing and Pledgee shall have given notice to Pledgor of Pledgee's intent to exercise its corresponding rights pursuant to paragraph 7 below, Pledgor shall be permitted to receive all cash dividends and distributions paid in the normal course of business of the Issuer in respect of the Pledged Stock and to exercise all voting and corporate rights with respect to the Pledged Stock; provided, however, that no vote shall be cast or corporate right exercised or other action taken which, in Pledgee's reasonable judgment, would result in any material violation of the Stock Purchase Agreement, the Note, this Pledge Agreement or any document or documents executed in connection therewith.

         7. Rights of Pledgee. (a) If an Event of Default shall occur and be continuing, upon ten (10) days prior written notice to Pledgor of its intent to exercise such rights, (i) Pledgee shall have the right to receive any and all cash dividends paid in respect of the Pledged Stock and make application thereof to the Obligations in such order as Pledgee may determine and (ii) all shares of the Pledged Stock shall be registered in the name of Pledgee or its nominee, and Pledgee or its nominee may thereafter exercise (A) all voting, corporate and other rights pertaining to such shares of the Pledged Stock at any meeting of shareholders of the Issuer or otherwise and (B) any and all rights of conversion, exchange, subscription and any other rights, privileges or options pertaining to such shares of the Pledged Stock as if it were the absolute owner thereof (including, without limitation, the right to exchange at its discretion any and all of the Pledged Stock upon the merger, conversion, consolidation, reorganization, recapitalization or other fundamental change in the corporate structure of the Issuer, or upon the exercise by Pledgor or Pledgee of any rights, privileges or options pertaining to such shares of the Pledged Stock, and in connection therewith, the right to deposit and deliver any and all of the Pledged Stock with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as it may determine) all without liability except to account for property actually received by it, but Pledgee shall have no duty to Pledgor to exercise any such right, privilege or option and shall not be responsible for any failure to do so or delay in so doing.

         (b) The rights of Pledgee hereunder shall not be conditioned or contingent upon the pursuit by Pledgee of any right or remedy against the Issuer or any other Person which may be or become liable in respect of all or any part of the Obligations or against any collateral security or right of offset with respect thereto. Pledgee shall not be liable for any failure to demand, collect or realize upon all or any part of the Collateral or for any delay in doing so, nor shall Pledgee be under any obligation to sell or otherwise dispose of any Collateral upon the request of Pledgor or any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof.

         8. Remedies. If an Event of Default shall occur and be continuing, Pledgee may exercise, in addition to all other rights and remedies granted in this Pledge Agreement and in any other instrument or agreement securing, evidencing or relating to the Obligations, all rights and remedies of a secured party under the Code. Without limiting the generality of the foregoing, Pledgee, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind (except any notice required by law referred to below) to or upon Pledgor, the Issuer or any other person (all and each of which demands, defenses, advertisements and notices are hereby waived) may in such circumstances, upon twenty (20) days prior written notice to Pledgor, sell, assign, give option or options to purchase or otherwise dispose of and deliver the Collateral or any part thereof (or contract to do any of the foregoing), in one or more parcels at public or private sale or sales, in the over-the-counter market, at any exchange, broker's board or office of Pledgee or elsewhere upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk. Pledgee shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in Pledgor, which right or equity is hereby waived and released. Pledgee agrees to use commercially reasonable efforts to obtain the best price for any such sale, subject, however, to the provisions of Section 9 below. Any such sale shall be conducted by Pledgee in a commercially reasonable manner. Pledgee shall apply any Proceeds from time to time held by it and the net proceeds of any such collection, recovery, receipt, appropriation, realization or sale, after deducting all reasonable costs and expenses of every kind incurred in respect thereof or incidental to the care or safekeeping of any of the Collateral or in any way relating to the Collateral or the rights of Pledgee hereunder, including, without limitation, reasonable attorneys' fees and disbursements of counsel to Pledgee, to the payment in whole or in part of the Obligations, in such order as Pledgee may elect, and only after such application and after the payment by Pledgee of any other amount required by any provision of law, including, without limitation, Section 9.615(a)(3) of the Code, need Pledgee account for the surplus, if any, and pay to Pledgor such amount. If any notice of a proposed sale or other disposition of Collateral shall be required by law, such notice shall be deemed reasonable and proper if given at least twenty (20) days before such sale or other disposition.

         9. Private Sales. If Pledgee shall determine to exercise its right to sell any or all of the Pledged Stock pursuant to paragraph 8 hereof, Pledgor recognizes that Pledgee may be unable to effect a public sale of any or all the Pledged Stock, by reason of certain prohibitions contained in the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws or otherwise, and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers which will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. Pledgor acknowledges and agrees that any such private sale may result in prices and other terms less favorable than if such sale were a public sale and, notwithstanding such circumstances, agrees that any such private sale shall be deemed to have been made in a commercially reasonable manner.

         10. Duties Regarding Collateral. (a) Pledgee's sole duty with respect to the custody, safekeeping and physical preservation of the Collateral in its possession, under Section 9.207 of the Code or otherwise, shall be to deal with it in the same manner as Pledgee deals with similar securities and property for its own account.

         (b) Pledgee acknowledges that Pledgor may at any time and from time to time prepay all or a portion of the Obligations under the Stock Purchase Agreement without penalty or premium. In the event Pledgor desires to prepay all or a portion of the Obligations, Pledgor will provide notice to Pledgee of its intention (such notice of prepayment is referred to herein as the "Prepayment Notice"). The Prepayment Notice shall include the dollar amount by which Pledgor intends to pay down the Obligations. Within ten (10) days of Pledgor providing the Prepayment Notice to Pledgee, Pledgee will surrender and deliver to Pledgor the number of shares of Pledged Stock (including applicable stock certificates and powers) calculated by dividing the dollar amount by which Pledgor intends to pay down the Obligations under the Stock Purchase Agreement by an amount equal to the closing price per share of the Issuer's common stock on the date immediately preceding the date of the Prepayment Notice; provided, however, that Pledgee shall be under no obligation to deliver any stock certificates or stock powers to Pledgor until actual prepayment has been made to Pledgee by Pledgor.

         (c) Pledgee does hereby agree that upon receipt of the prepayment to be made to Pledgee pursuant to paragraph (b) above, all of the Pledged Stock returned to Pledgor pursuant to paragraph (b) above shall be automatically released from the Lien created by this Pledge Agreement and that Pledgee shall have no other rights, claim or Lien on such returned Pledged Stock after such prepayment has been received by Pledgee. Pledgee agrees to execute any and all documents or instruments requested by Pledgor to evidence such release of Lien on the returned Pledged Stock.

         (d) Notwithstanding anything else contained herein, upon payment in full of the Note, Pledgee shall deliver to Pledgor all of the Collateral as well as any excess shares to the extent still retained by Pledgee, and any corresponding executed blank stock powers. Upon completion of such redeliveries, this Agreement shall terminate, all of the Collateral shall be automatically released from the Lien created by this Pledge Agreement, Pledgee shall (if applicable) file a termination statement(s) or other similar document(s) with the appropriate governmental authority(ies) to release Pledgee's security interest in the Collateral, and Pledgee shall have no other rights claim or Lien in or to such Collateral.

         11. Financing Statement. Pledgee shall have the right, without the consent or joinder of Pledgor, to execute and file with any governmental authority such financing statements, financing statement amendments and continuation statements as may, in the sole discretion of Pledgee, be necessary or advisable to maintain, perfect or otherwise evidence the Liens of Pledgee in and to any of the Collateral. Pledgor hereby expressly authorizes Pledgee to file any such financing statement without the signature of Pledgor to the extent permitted by applicable law. A carbon, photographic or other reproduction of this Pledge Agreement shall be sufficient as a financing statement for filing in any jurisdiction. In addition, and without limiting the foregoing, this Pledge Agreement may be attached to and made a part of any financing statement filed by Pledgee.

         12. Powers Coupled with an Interest. All authorizations and agencies herein contained with respect to the Collateral are irrevocable and powers coupled with an interest.

         13. Severability. Any provision of this Pledge Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         14. Paragraph Headings. The paragraph headings used in this Pledge Agreement are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

         15. No Waiver; Cumulative Remedies. Pledgee shall not by any act (except by a written instrument pursuant to paragraph 16 hereof) be deemed to have waived any right or remedy hereunder or to have acquiesced in any Event of Default or in any breach of any of the terms and conditions hereof. No failure to exercise, nor any delay in exercising, on the part of Pledgee, any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by Pledgee of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which Pledgee would otherwise have on any future occasion. The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any other rights or remedies provided by law.

         16. Waivers and Amendments; Successors and Assigns; Governing Law. None of the terms or provisions of this Pledge Agreement may be amended, supplemented or otherwise modified, except by a written instrument executed by Pledgor and Pledgee, provided that any provision of this Pledge Agreement may be waived by Pledgee in a letter or agreement executed by Pledgee or by telex or facsimile transmission from Pledgee. This Pledge Agreement shall be binding upon the permitted heirs and assigns of Pledgor and shall inure to the benefit of Pledgee and its heirs and assigns.

         THIS PLEDGE AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS.

         17. LIABILITY AND INDEMNIFICATION. PLEDGEE SHALL NOT BE LIABLE TO PLEDGOR FOR ANY ACT OR OMISSION BY PLEDGEE UNLESS PLEDGEE'S CONDUCT CONSTITUTES WILLFUL MISCONDUCT OR GROSS NEGLIGENCE. PLEDGOR AGREES TO INDEMNIFY AND TO HOLD PLEDGEE HARMLESS FROM AND AGAINST ALL LOSSES, LIABILITIES, CLAIMS, DAMAGES, REASONABLE COSTS AND EXPENSES (INCLUDING REASONABLE ATTORNEYS' FEES AND DISBURSEMENTS) WITH RESPECT TO ANY CLAIMS ARISING OUT OF PLEDGOR'S OWNERSHIP OF THE COLLATERAL OR PLEDGEE'S SECURITY INTEREST THEREIN RELATING TO EVENTS OR CIRCUMSTANCES OCCURRING AFTER THE DISTRIBUTION DATE (AS DEFINED IN THE STOCK PURCHASE AGREEMENT).

         18. Notices. All notices, requests, demands, directions and other communications provided for hereunder must be in writing and must be mailed, certified or registered mail, return receipt requested, telecopied, delivered to the appropriate party (and to the persons so designated to receive copies thereof) at the addresses set forth below. Any notice, request, demand, direction or other communication required or permitted hereunder which is given by mail will be effective on the earlier of receipt or the third business day after deposit in the United States mail with certified or registered postage prepaid; if given by telecopier, when received; or if given by personal delivery, when delivered. Notices shall be addressed as follows:

         If to Pledgor:                 Braesridge Energy, LLC
                                        9440 West Sahara, Suite 240
                                        Las Vegas, Nevada 89117
                                        Attn: Syd Ghermezian

         If to Pledgee:                 ____________________
                                        ____________________
                                        ____________________

Addresses for notices, requests, demands, directions and other communications provided for hereunder, and/or the persons so designated to receive copies thereof, may be redesignated by a party by a written notice sent to all of the other parties hereunder.

         19. Irrevocable Authorization and Instruction to Issuer. Pledgor hereby authorizes and instructs the Issuer to comply with any instruction received by it from Pledgee in writing that (a) states that an Event of Default has occurred and (b) is otherwise in accordance with the terms of this Pledge Agreement, without any other or further instructions from Pledgor, and Pledgor agrees that the Issuer shall be fully protected in so complying.

         20. ENTIRETY. THIS PLEDGE AGREEMENT, THE STOCK PURCHASE AGREEMENT, THE NOTE AND THE OTHER DOCUMENTS EXECUTED IN CONNECTION THEREWITH TO WHICH PLEDGOR IS A PARTY REPRESENT THE FINAL AGREEMENT BETWEEN PLEDGOR AND PLEDGEE WITH RESPECT TO THE SUBJECT MATTER OF THIS PLEDGE AGREEMENT AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

         IN WITNESS WHEREOF, the undersigned has caused this Pledge Agreement to be duly executed and delivered as of the date first above written.

                                        PLEDGOR:

                                        BRAESRIDGE ENERGY LLC

                                        By:______________________________
                                        Name:____________________________
                                        Title:___________________________

                                        PLEDGEE:

                                        _________________________________

                                     Annex I

                           ACKNOWLEDGMENT AND CONSENT

         The Issuer referred to in the foregoing Pledge Agreement hereby (i) acknowledges receipt of a copy of the Pledge Agreement and (ii) agrees to be bound thereby and to comply with the terms thereof insofar as such terms are applicable to it. The Issuer agrees to notify Pledgee promptly in writing of the occurrence of any of the events described in paragraph 5(a) of the Pledge Agreement.

                                        PLATINUM ENERGY RESOURCES, INC.

                                        By:______________________________
                                        Name:____________________________
                                        Title:___________________________

                                   SCHEDULE I
                                       TO
                             STOCK PLEDGE AGREEMENT

                          DESCRIPTION OF PLEDGED STOCK

----------------------------------------------------------------------------------------------------------
          Issuer                  Class of Stock*       Stock Certificate No(s).         No. of Shares
----------------------------------------------------------------------------------------------------------
Platinum Energy Resources,
           Inc.
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

*        Common unless otherwise indicated.

                                    Exhibit C

                                     FORM OF
                                 PROMISSORY NOTE

$_______________                                          ________________, 2008

         FOR VALUE RECEIVED, Braesridge Energy LLC, a Delaware limited liability company with principal offices at 9440 West Sahara, Suite 240, Las Vegas, Nevada 89117 (the "Maker"), promises to pay to the order of [_________________], an individual with an address at __________________________________________(the
"Payee"), in lawful money of the United States of America at the address of Payee, or such other place as Payee shall designate, the principal sum of $_____________, together with interest accruing on the outstanding principal balance from the date hereof, all as provided below.

         1. Principal Payment Terms. The outstanding principal amount under this Promissory Note (this "Note"), shall be due and payable on ___________________, 2010 [the date that is two years from the date of this Note] (the "Maturity Date"). The principal of this Note may be prepaid, without premium, penalty or discount, in whole or in part, at any time and from time to time.

         2. Events of Default.

         (a) The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note: (i) Maker shall fail to make any payment of principal or interest on this Note within ten (10) days after such payment is due and payable hereunder; (ii) the filing by or against Maker of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, dissolution, conservatorship or other similar proceeding; or (iii) Maker's breach of any representation or warranty or failure to comply with any covenant or agreement contained in the Stock Pledge Agreement described in paragraph 6 of this Note, which breach or default shall not have been cured within twenty (20) days of written notice of such breach or default from Payee to Maker.

         (b) Upon the occurrence of any Event of Default described in clause
(ii) of paragraph 2(a) above, the entire principal amount of this Note then outstanding together with interest then accrued and unpaid thereon shall become immediately due and payable, all without demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of demand and dishonor, notice of intention to accelerate maturity or notice of acceleration of maturity, or any other notice of default of any kind, all of which are hereby expressly waived by the Maker.

         (c) Upon the occurrence and at any time during the continuance of any other Event of Default specified in paragraph 2(a) above, Payee may, by written notice to the Maker, declare the entire principal amount of this Note then outstanding, together with interest then accrued and unpaid thereon, to be immediately due and payable without demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonor, notice of intention to accelerate maturity or notice of acceleration of maturity, or any other notice of default of any kind, all of which are hereby expressly waived by the Maker.

         3. Rate of Interest. All amounts outstanding under this Note will bear interest at a rate per annum equal to seven (7%) percent. Interest will be calculated based on the actual number of days that principal is outstanding over a year of 360 days. In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

         4. Interest Payment Terms. Interest shall accrue and shall be due and payable on ___, 2009 [the date that is one year from the date of this Note] and at maturity of this Note, whether that be the Maturity Date or earlier as a result of acceleration, at which time all amounts outstanding under this Note and all accrued interest shall be due and payable in full. If any payment under this Note shall become due on a Saturday, Sunday or public holiday under the laws of the State of Texas, such payment shall be made on the next succeeding business day and such extension of time shall be included in computing interest in connection with such payment. All payments shall be applied first to accrued interest, then to principal.

         5. Miscellaneous. (a) All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this paragraph. No delay or omission on the Payee's part to exercise any right or power arising hereunder will impair any such right or power or be considered a waiver of any such right or power, nor will the Payee's action or inaction impair any such right or power. The Payee's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Payee may have under other agreements, at law or in equity. No modification, amendment or waiver of any provision of this Note or giving of any consent will be effective unless made in a writing signed by the Payee and the Maker, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, all the other provisions of this Note will remain in full force and effect. This Note shall bind the Maker and its successors and assigns, and the benefits hereof shall inure to the benefit of the Payee and its successors and assigns.

         (b) If the indebtedness represented by this Note or any part thereof be collected at law or in equity or through any bankruptcy, receivership, probate or other court proceedings or if this Note is placed in the hands of attorneys for collection after default, the undersigned and all endorsers, guarantors and sureties of this Note jointly and severally agree to pay to the holder of this
Note in addition to the principal and interest due and payable hereon all the costs and expenses of said holder in enforcing this Note including, without limitation, reasonable attorneys' fees and legal expenses.

         (c) This Note has been delivered to and accepted by the Payee and will be deemed to be made in the State of Texas. THIS NOTE WILL BE INTERPRETED AND THE RIGHTS AND LIABILITIES OF THE PAYEE AND THE MAKER DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, EXCLUDING ITS CONFLICT OF LAWS RULES.

         6. This Note is secured as provided in that certain Stock Pledge Agreement, dated as of June _____, 2008, between Maker and Payee, to which reference is hereby made for a description of the properties and assets in which a lien and security interest has been granted, the nature and extent of the security, the terms and conditions upon which the liens and security interest were granted and the rights of the holder of this Note with respect thereto.

         7. Time is of the essence of this Note. Upon the occurrence of any one or more of the Events of Default specified in the Note, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable, all as provided herein.

         8. WAIVER OF JURY TRIAL. The Maker irrevocably waives any and all rights the Maker may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Note or any transaction contemplated in any of such documents. The Maker acknowledges that the foregoing waiver is knowing and voluntary.

         The Maker acknowledges that it has read and understood all the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

         ANY SUIT, ACTION OR PROCEEDING AGAINST MAKER ARISING OUT OF OR RELATING TO THIS NOTE OR ANY JUDGMENT ENTERED BY ANY COURT IN RESPECT THEREOF, MAY BE BROUGHT OR ENFORCED IN THE COURTS OF THE STATE OF TEXAS, COUNTY OF HARRIS, OR IN THE UNITED STATES COURTS LOCATED IN THE STATE OF TEXAS, COUNTY OF HARRIS, AND MAKER HEREBY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF SUCH COURTS FOR THE PURPOSE OF ANY SUCH SUIT, ACTION OR PROCEEDING, MAKER HEREBY IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN ANY SUIT, ACTION OR PROCEEDING IN ANY OF SAID COURTS BY THE MAILING THEREOF BY PAYEE BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO MAKER AT ITS ADDRESS SET FORTH HEREIN. MAKER HEREBY IRREVOCABLY WAIVES ANY OBJECTIONS THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE

OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE BROUGHT IN ANY OF SAID COURTS AND HEREBY FURTHER UNCONDITIONALLY, IRREVOCABLY AND VOLUNTARILY, WITH AND UPON ADVICE OF COUNSEL, WAIVES, RELINQUISHES AND FOREVER FOREGOES ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORM AND ANY RIGHT GRANTED BY STATUTE, RULE OF COURT OR OTHERWISE TO HAVE SUCH SUIT, ACTION OR PROCEEDING TRIED BY A JURY.

         THIS PROMISSORY NOTE AND THE OTHER DOCUMENTS EXECUTED IN CONNECTION WITH THIS NOTE REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

         IN WITNESS WHEREOF, the Maker has caused this Note to be duly executed and delivered as of the date first written above, with the intent to be legally bound hereby.

                                        BRAESRIDGE ENERGY LLC

                                        By:______________________________
                                           Name:_________________________
                                           Title:________________________